

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

John J. Patrick, Jr.
President and Chief Executive Officer
First Connecticut Bancorp, Inc.
One Farm Glen Boulevard
Farmington, CT 06032

>   **Re: First Connecticut Bancorp, Inc.**
>   **Amendment Number 1 to Form S-1**
>   **Filed March 28, 2011**
>   **File number 333-171913**

Dear Mr. Patrick:

We have reviewed your amended registration statement filed March 28, 2011, as well as your supplemental letter dated April 5, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your filing to explain in detail the reasons why your appraised valuation increased.

Summary

Our Business, page 7

2.   We note the discussion regarding the increase in your assets during 2010. Please revise to disclose that your assets decreased by 6.3% during the fourth quarter and explain why this happened.

<u>Compensation Discussion and Analysis</u>

<u>Employment, Severance and Change in Control Agreements, page 96</u>

3.   Please revise to disclose when you intend to enter into these agreements and describe their terms.

<u>Annual Incentive Compensation Plan, page 100</u>

4.   We note that some of your 2010 performance objectives are not quantified. Please revise to do so.

<u>Exhibit 5.1</u>

5.   We note that your revised Exhibit 5.1 was not filed. Please file it with your next amendment.

<u>Exhibit 8.1</u>

<u>General</u>

6.   You must file a final opinion prior to effectiveness, and the opinion must be current at the time of effectiveness.

7.   Please revise the first paragraph to clarify that your company, the registrant, is incorporated in Maryland.

<u>Description of Proposed Transaction, page 2</u>

8.   The opinion states that counsel is relying only upon factual representations of management. However, at Item (iv), the reference to the transaction being "fair and reasonable" appears to reflect a legal opinion. Please advise. Note also with regard to Item (vii). If it is management that has "intended" this situation, this also appears to reflect a legal analysis. Please supplementally provide us with a copy of the representations made by management.

<u>Our Review of the Proposed Transaction, page 3</u>

9.   While counsel may *note* the work of RP Financial, counsel may not *rely* on it. Please revise. Revise also at the last paragraph on page 5 and the first sentence of the penultimate paragraph of the opinion.

10.   Please delete the second sentence of the second paragraph or advise why the referenced
       information is not covered by factual representations provided by management, or
       otherwise.

Scope of the Opinion, page 4

11.   The opinion may be limited as to purpose, but not as to person. Please revise.

Opinions, page 4

12.   Regarding the last paragraph on page 5, it does not appear that management has the
       expertise to make a determination for tax purposes as to the value for the subscription
       rights. Please delete this statement. Note also with respect to the first sentence on page 6
       regarding the liquidation accounts.

13.   In the first paragraph on page 6 you set out a number of "positions." These seem to be
       facts rather than anyone's position. Please revise as correct. If retained as positions
       rather than facts, identify whose positions are disclosed and explain why counsel is
       entitled to rely on them.

14.   Please revise the last sentence of the opinion to clarify who it is that may challenge your
       opinions.

15.   Move the consent statement to be part of the above signed document or provide a
       separately signed and dated consent.

Exhibit 99.3

16.   See prior comment 21 in our letter dated February 24, 2011 and refile this exhibit in its
       entirety.

Please contact David Lyon at (202) 551-3421 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc: (facsimile only)
William W. Bouton, III
(860) 331-2627